UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
OMB Number: Expires: Estimated average burden hours per response…

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

HF2 Financial Management Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

40421A104
(CUSIP Number)

March 27, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [  ]           Rule 13d-1(b)

 [X]          Rule 13d-1(c)

 [  ]           Rule 13d-1(d)

*             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Randall S. Yanker
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X]
3	SEC Use Only
4	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 2,063,683 shares (1)
6 Shared Voting Power 0 shares
7 Sole Dispositive Power 2,063,683 shares (1)
8 Shared Dispositive Power 0 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,063,683 shares (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11	Percent of Class Represented by Amount in Row (9) 8.7%
12	Type of Reporting Person (See Instructions) IN

(1)
Includes 378,656 shares held by the Reporting Person, 37,866 shares held by Jeffrey J. Hodgman, 1,135,973 shares held by NAR Special Global, LLC, 189,329 shares held by Thomas Maheras, 151,463 shares held by Daniel T. Smythe, 94,664 shares held by Ramnarain Jaigobind, 37,866 shares held by Paul D. Schaeffer, 18,933 shares held by Dickinson Investments LLC and 18,933 shares held by SC-NGU LLC. The Reporting Person has voting and dispositive power over these shares pursuant to a proxy and power of attorney with each of the shareholders listed.

SCHEDULE 13G

Item 1
	(a)	Name of Issuer
HF2 Financial Management Inc.
	(b)	Address of Issuer’s Principal Executive Offices
999 18th Street, Suite 3000
Denver, Colorado 80202
Item 2
	(a)	Name of Person Filing
Randall S. Yanker

	(b)	Address of Principal Business Office or, if none, Residence
c/o Alternative Asset Managers, L.P.
Two Grand Central Tower
140 East 45th Street, 16th Floor
New York, NY 10017

	(c)	Citizenship
United States

	(d)	Title of Class of Securities
Class A Common Stock, par value $0.0001 per share
	(e)	CUSIP Number
40421A104

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
NOT APPLICABLE
Item 4	Ownership:
Item 4(a)	Amount Beneficially Owned
As of April 1, 2013, the Reporting Person beneficially owns 2,063,683 shares of Class A Common Stock. (2)

Item 4(b)	Percent of Class

8.7%

Item 4(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote 2,063,683 shares (2)
(ii)	Shared power to vote or to direct the vote 0 shares
(iii)	Sole power to dispose or to direct the disposition of 2,063,683 (2)
(iv)	Shared power to dispose or to direct the disposition of 0 shares

(2)
Includes 378,656 shares held by the Reporting Person, 37,866 shares held by Jeffrey J. Hodgman, 1,135,973 shares held by NAR Special Global, LLC, 189,329 shares held by Thomas Maheras, 151,463 shares held by Daniel T. Smythe, 94,664 shares held by Ramnarain Jaigobind, 37,866 shares held by Paul D. Schaeffer, 18,933 shares held by Dickinson Investments LLC and 18,933 shares held by SC-NGU LLC. The Reporting Person has voting and dispositive power over these shares pursuant to a proxy and power of attorney with each of the shareholders listed.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:[  ]

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 3, 2013

/s/ Randall S. Yanker
Randall S. Yanker